1913 Deerbrook Drive

Tyler, Texas 75703

(903) 595-8808

March 15, 2005

Larry M. Spirgel

Assistant Director

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel:

We have reviewed your letter dated February 14, 2005 and respectfully submit the following responses to your comments.

Teletouch Communications, Inc. (the “Company”) recognizes that it is responsible for the adequacy and accuracy of the disclosure in the filings and that any United States Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action against the Company with respect to the filings. Further, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended May 31, 2004

Managements Discussion and Analysis, page 13

SEC Comment:

1. In future filings, expand the last paragraph of 16, and elsewhere as needed, to discuss material changes from year to year in each line item to the extent necessary for an understanding of your businesses as required by Instruction 4 of Item 303(a) of Regulation S-K. Explain and individually quantify the material factors underlying each material line item change as required by Financial Reporting Codification Sections 501.04.

Company Response:

We have reviewed section 501.04 of the Financial Reporting Releases and understand the necessity of providing explanation by line item of any material changes. We will comply on future filings by discussing material changes by financial statement line item.

Reports of Registered Public Accounting Firms, page F-2

SEC Comment:

2. We note that, in the third paragraph of page F-2, the report of BDO Seidman provides an opinion on financial statements prepared in conformity with the standards of the Public Company Accounting Oversight Board (PCAOB). The PCAOB, however, does not set US accounting standards. Please amend to include an auditors opinion that clearly identifies the accounting principles and practices reflected in the financial statements as required by Rule 2-02(c)(1) of Regulation S-X.

Company Response:

We have discussed this item with BDO Seidman and they will re-issue their opinion stating that the financial statements were prepared in conformity with U.S. generally accepted accounting principles. We request that we be allowed to correct this administrative error by filing an amendment to our Form 10-K for our year ended May 31, 2004 which would include only the revised opinion from BDO Seidman.

• Page 2	March 15, 2005

Consolidated Statements of Operations, page F-6

SEC Comment:

3. Refer to the fourth paragraph of page 3 and footnotes (6) and (7) of page ii of Form 10-K/A#1, which suggests that TLL Partners and the Teletouch are under the common control of Chairman Robert McMurrey. Does Mr. McMurrey control both of these companies? Please explain to us supplementally. See paragraph 2 of SFAS 57 and expand future filings to include more robust disclosure of your related party transactions.

Company Response:

Teletouch and TLL Partners are not under the common control of Robert M. McMurrey.

Robert M. McMurrey is the founder and the Chairman of the Board of Teletouch. Mr. McMurrey owns directly 40,442 shares of Teletouch common stock and has vested options to acquire an additional 16,666 shares at $0.24 per share. In addition, Mr. McMurrey has indirect investments in Teletouch through TLL Partners and Rainbow Resources, Inc. (“RRI”). RRI, which owns 1,200,000 Teletouch common shares, is a Texas corporation of which Mr. McMurrey is the sole director and shareholder. The principal business of RRI is the ownership and operation of oil and gas properties and the ownership of Teletouch securities. The combined direct ownership of Teletouch held by Mr. McMurrey as of May 31, 2004 was 1,240,442 shares that can be voted or 27.3% of the outstanding 4,546,980 common stock of Teletouch. Since Mr. McMurrey does not hold more than 50% of the voting ownership interest, Teletouch is not under his common control.

TLL Partners is a Delaware limited liability company of which Robert M. McMurrey is the sole officer. TLL Partners is a wholly owned subsidiary of Progressive Concepts Communications, Inc., a Delaware corporation (“PCCI”). The principal business of TLL Partners is to act as a holding company for PCCI’s investment in Teletouch equity securities. TLL Partners owns 1,000,000 Series C Preferred Teletouch shares, which are convertible after May 20, 2005 into 44,000,000 common shares. The Series C Preferred shares are non-voting, except in matters that relate to changes in control or equity dilution of Teletouch. Mr. McMurrey currently owns 94.92% of the Common Stock of PCCI, although his percentage ownership may be changed through the exercise of outstanding convertible securities. Further, certain holders of PCCI subordinated debt may be said to exercise control of PCCI through various negative financial covenants. Assuming no dilution of Mr. McMurrey’s ownership of PCCI, if he were to control the conversion of his prorated portion of the TLL Partners shares into common shares after May 20, 2005, his total direct ownership of Teletouch would be 43,005,242 shares that could be voted or 92.9% of the then outstanding common stock of Teletouch (assuming no additional issuances of common stock).

In future filings the Company will seek to improve the disclosures cited by the staff to clarify the relationships between TLL Partners, PCCI, PCI and RRI, and the direct and indirect holdings of each entity.

SEC Comment:

4. Further, refer to the last paragraph of page F-13 and tell us why you reported a $36.4 million “gain” on preferred stock transaction on the face of your income statement given the related party nature of this transaction. Tell us your consideration of why you did not account for this transaction as a recapitalization or reorganization without positive impact on your EPS. Explain also how you determined the amount of this “gain”. Give us your calculations and reconcile the values used for your common stock to the trading market at the time of the exchange. We note that your shares traded as low as $0.11 per share in November 2002. Please refer to all pertinent authoritative accounting literature in your response.

• Page 3	March 15, 2005

Company Response:

Our response is divided into two sections, the first of which describes the transaction, and the second of which discusses our accounting conclusions.

Description of the transaction

The following, and the information included in Attachment 1, set forth the details of the transactions.

On May 17, 2002, TLL Partners, paid $800,000 and exercised an option it had previously purchased to acquire all of the Teletouch securities held by Continental Illinois Venture Corporation (“CIVC”) which included $22,451,000 of the total $25,513,000 in outstanding principal and accrued interest under the Junior Debt, 295,649 shares of Teletouch common stock, 2,660,840 warrants to purchase Teletouch common stock, 36,019 shares of Series B Preferred Stock, 324,173 warrants to purchase Series B Preferred Stock, and 13,200 shares of Series A Preferred Stock.

Pursuant to the Restructuring Agreement dated May 17, 2002 by and among TLL Partners (which, as discussed above, is a related party), GM Holdings and Teletouch, TLL Partners and GM Holdings as the two holders of the Company’s Junior Debt reached an agreement that released and discharged Teletouch of its Junior Debt obligations without recourse. GM Holdings forgave Teletouch’s debt obligations totaling $3,062,000 including accrued interest and TLL Partners forgave Teletouch’s debt obligations totaling $22,451,000.

GM Holdings also granted TLL Partners, at no initial cost, an option to purchase all Series A Preferred Stock and all Series B Preferred Stock held by GM Holdings. The exercise of the option would require Teletouch to issue to GM Holdings 6,000,000 common stock warrants to GM Holdings. Such warrants, when issued, were to be exercisable on May 20, 2005 and redeemable at the option of the holder at $0.50 per share on May 20, 2007.

Additionally, at the same time TLL Partners agreed it would sell Teletouch all of the GM Securities it might acquire as the result of the exercise of the option described above, as well as all of the common Stock, common stock warrants, Series A Preferred Stock, Series B Preferred Stock and Series B Preferred Stock Warrants which TLL Partners held as the result of its previous purchase of those securities from CIVC, in exchange for 1,000,000 shares of Teletouch’s Series C Preferred Stock.

Teletouch received a fairness opinion on this transaction from Hoak Breedlove Wesneski & Co. which established a value for the Series C Preferred Stock to be issued of $1,855,000 and a value on the 6,000,000 common stock warrants to be issued of $1,345,000. At the time of the Fairness Opinion, the Company’s Common Stock was trading at $0.36 per share.

Upon the forgiveness of the subordinated debt on May 20, 2002, the Company recorded a portion of the fair value of the Series C Preferred Stock and common stock warrants against the gain recorded on the extinguishment of the subordinated debt. The fair value of the securities attributed to the extinguishment of the debt was 40% which was the pro rata carrying value of the debt ($25,513,000) versus the carrying value of the securities to be retired ($38,297,266). This allocation resulted in a fair value allocation of $742,000 for the Series C Preferred Stock and $538,000 for the warrants to purchase common stock, as a reduction to the gain on extinguishment of debt. The gain recorded on the forgiveness of this debt was $24,233,000 which was the $25,513,000 carrying value of the subordinated debt at that date less the above mentioned allocation of the fair value of the preferred stock and common stock warrants expected to be issued.

On November 7, 2003 Teletouch’s shareholders approved the issuance of the Series C Preferred Stock and the common stock purchase warrants. The securities held by TLL Partners were cancelled and returned to the Company and the 1,000,000 shares of Series C Preferred Stock and 6,000,000 common stock purchase warrants were issued to TLL Partners and GM Holdings, respectively. As a result of this transaction, the Company compared the carrying value of the securities received with the

• Page 4	March 15, 2005

remaining fair value of the securities issued (recall that a portion of the fair value of the Series C Preferred Stock and common stock warrants was recorded in May 2002 against the gain on the extinguishment of the debt) as determined by the fairness opinion. This resulted in a net credit of $36.3 million (see calculations at Attachment 1).

Accounting Treatment

In reviewing the accounting literature prior to determining the accounting treatment for the preferred stock transaction, and the resulting $36.3 million credit difference, we were advised to review the accounting treatment outlined in EITF D-42. We reviewed Topic EITF D-42 carefully, and noted that although the transaction directly addressed was one in which the fair value of the consideration transferred to the holders exceeded the carrying amount of the preferred stock retired (i.e., a debit difference or loss), EITF Topic D-42 also included the statement that “Likewise, an excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock would be added to net earnings to arrive at net earnings available to common shareholders. Accordingly, we accounted for the $36.3 million in the manner set forth in EITF D-42.

Our accounting for the transaction was discussed with Ernst & Young, our independent accounting firm at the time, who reviewed it and agreed that our application of EITF Topic D-42 was appropriate in this instance.

However, upon further review of the transaction and the related accounting literature, we now believe that the related party nature of the transaction renders the application of EITF Topic D-42 inappropriate in these circumstances. Therefore, we now believe that the appropriate presentation is not to reflect the $36.3 million gain on the face of the income statement or include it in the computation of EPS. In future filings we will remove the gain from the income statement and recompute our earnings per share for the period. The related disclosures in the notes to the financial statements will also be appropriately modified.

SEC Comment:

5. Also, see EITF topic D-42 and tell us why you characterized an excess of the carrying amount of preferred stock over the fair value of the securities transferred as a “gain” on the face of your income statement given the capital nature of this transaction. In future filings, please re-characterize this line item and the “Income (Loss)” caption above it to more clearly convey theft nature as net income and a capital exchange excess. Please refer to all pertinent authoritative accounting literature in your response.

Company Response:

See response to Comment 4. above. In all future filings, the Company will change the caption from Income (Loss) to Net Income (Loss).

SEC Comment:

6. Similarly, in future filings, reposition the extraordinary item in accordance with paragraph 11 of APB 30.

Company Response:

We have reviewed the reference guidance and in future filings we will reposition the extraordinary item as follows:

Income (loss) before income taxes (benefit)

Income tax expense (benefit)

Income before extraordinary items

Extraordinary items

Net Income

• Page 5	March 15, 2005

SEC Comment:

7. Refer to the paragraph on page F-35, which indicates that you retained some of the paging infrastructure of Preferred Networks, Inc. (PNI). The disclosure in the last paragraph of page 11, however, suggests that you applied paragraphs 44 and 45 of SFAS 141 to your purchase of PNI. Please advise. Tell us how you allocated the purchase price for PNI to the net assets that you acquired. Explain to us how you applied SFAS 141 to this allocation and why it is appropriate to record an extraordinary item as a result of this transaction.

Company Response:

Teletouch acquired the assets of Preferred Networks, Inc. (PNI) on May 21, 2004 for total consideration of $257,467 (including legal and closing costs of $32,467). The assets purchased were two distinct paging networks (the “North System” – New York and the “South System” – Georgia) including subscriber bases and the infrastructure assets. Additionally all of the furniture and fixtures, vehicles, pager inventory, accounts receivable and spare network assets were acquired as part of this transaction.

Simultaneous with the purchase, Teletouch entered into an agreement with another party to sell the North System and its customer base for $155,000.

In applying the guidelines of SFAS 141, paragraph 44, we allocated the purchase price first to the assets to be sold and the remaining current assets. The assignment of values to the assets to be sold, inventory and accounts receivable totaled $321,055 against a purchase price of $257,467, resulting in negative goodwill of $63,588. In accordance with SFAS 141, paragraph 45, we reported the credit in the income statement as an extraordinary item for the period.

SEC Comment:

8. Refer to page F-6 and tell us how you complied with the guidance of SAB Topic 11B. Describe and analyze the “net book value of products sold” and “operating” expense line items. Tell us how much of your depreciation and amortization expenses are charged for assets used to generate service, rent, maintenance and sales revenues. In this regard, revise future filings to provide clear and appropriate captions for “net book value of products sold” and the subsequent untitled margin line.

Company Response:

The line item “Net book value of products sold” represents the cost of inventory sold to customers during the period and is exclusive of any depreciation, labor or overhead charges. Operating, selling and general and administrative expenses are presented exclusive of depreciation. Operating expenses represent the direct costs of supporting the paging and two-way radio operation of the Company, including certain payroll, service location rents, tower rents and telecommunication charges. Selling expenses represent the direct costs of generating sales including certain payroll, commissions and advertising. General and administrative expenses primarily relate to the corporate office functions including accounting, billing and collections, information technology and executive management.

Of the $3.7 million of depreciation and amortization reported for the year ending May 31, 2004, approximately $2.6 million related to assets used to generate service, rent and maintenance and sales revenue.

We have reviewed SAB Topic 11B and will comply on all future filings by appending “exclusive of depreciation and amortization shown separately below” to each operating expense line item on the face of the income statement. Additionally, in accordance with Rule 5-03(b)2 of Regulation S-X we will no longer be presenting a gross margin line on future filings and will change “net book value of products sold” to “cost of products sold (exclusive of depreciation and amortization shown separately below)” as well as move this expense to the operating expenses section within the income statement.

SEC Comment:

9. Further, comply with Rule 5-03(b)2 of Regulation S-X, in future filings, and separately present: costs of service, rent and maintenance revenue and the costs of products sold.

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Company Response:

We have reviewed Rule 5-03(b)2 and will comply in future filings with the following presentation format:

REVENUES

Service, rent and maintenance revenue

Product sales

Total revenues

OPERATING EXPENSES

Service rent and maintenance (exclusive of depreciation and amortization shown separately below)

Cost of products sold (exclusive of depreciation and amortization shown separately below)

Selling and marketing (exclusive of depreciation and amortization shown separately below)

General and administrative (exclusive of depreciation and amortization shown separately below)

Depreciation and amortization

Gain / loss on sale of assets

Any other material items as necessary

Total operating expenses

Note A — Basis of Presentation

Reclassifications, page F-9

SEC Comment:

10. Refer to the paragraph bridging pages F-9 and F-I 0, which indicates that you used EITF Topic D-95 to account for the common shares underlying your Series C Preferred Shares in your computation of EPS. Tell us of your consideration of the applicability of EITF 03-06 and the two-class method for these shares in your EPS calculation.

Company Response:

Based on our interpretation, EITF 03-06 was ratified in March 2004 and effective for all periods after that date. This made this guidance effective for Teletouch beginning with the quarter ended August 31, 2004. During this period, Teletouch incurred losses which negated the impact of both D-95 or EITF 03-06 as the participatory securities would be antidilutive and therefore were not included in the computation of basic earnings per share. We recognize that EITF 03-06 is an earnings allocation methodology and we will use the two-class method for computing earnings per share in all future filings. There will be no impact on basic earning per share due to the adoption of EITF 03-06 as the common shares underlying the Series C Preferred shares participate in dividends on a 1:1 basis with the remaining common stockholders. The application of the two-class method will change only the presentation of the earnings per share computation and reconciliation of the numerator and denominator in the footnotes to the financial statements.

Note B — Summary of Significant Accounting Policies

Revenue Recognition, page F- 12

SEC Comment:

11. Supplementally advise and clarify the second sentence of the last paragraph of page F-12. Give us a better understanding of how you decide when to recognize and when to defer revenue. Describe your billing cycle. Explain why some of your customers prepay month fees and why only prepaid monthly service fees paid by customers, and not all charges billed in advance, are deferred.

Company Response:

The Company defers all charges billed in advance. The current statement in our 10-K, page F-12 reads that “Deferred revenue represents prepaid monthly service fees paid by customers”. Technically, deferred revenue represents any services billed that remain unearned as a result of Teletouch providing the associated service (i.e. two-way radio service, paging service, etc.). The Company

• Page 7	March 15, 2005

generates its billings for services in advance at the beginning of each month. Certain of our customers prefer to be billed on a less frequent basis (partially due to rate incentives offered by the Company) which results in multiple month billings in advance up to a period of one year. All billings generated in advance of the service being provided are carried as deferred revenue until such time as the service has been provided. Our billing system and service provisioning system are integrated and computes monthly the amount of revenue that can be “earned” by the Company based on the passage of time after services are started.

We will adjust the statement in future filings to read: Deferred revenue represents service fees billed in advance and recognized into earnings as the services are provided.

Recent Accounting Pronouncements, page F- 16

SEC Comment:

12. Refer to the paragraph bridging pages F-16 and F-17, which discusses your redeemable equity instruments. Describe for us in more detail the terms and conditions of these securities and tell us how you considered the provisions of SFAS 150.

Company Response:

There are two equity instruments that the Company has that we believe are covered under the provisions of SFAS 150.

During the restructure of its debt in May 2002, the Company issued 6,000,000 warrants to purchase common stock. The warrants can be converted into stock at May 2005 at no cost to the holder. Additionally, these warrants can be redeemed, at the option of the holder, for a stated value of $0.50 per share in May 2007. In our opinion, these securities fall under the definition in paragraph 11 of SFAS 150, and therefore are being accounted for as a long-term liability and will continue to accrete to their settlement value of $3,000,000 at May 2007.

The other equity securities we are accounting for under SFAS 150 are certain shares of common stock that are to be issued by the Company in March 2005. These securities are to be issued as final payment under an asset purchase agreement entered into January 2004 between Teletouch and DCAE, Inc. These securities contain a put option that allows the holder to redeem 25% of the securities then held at the end of each of Teletouch’s fiscal quarters. If the holder redeems these securities as allowed by the terms of the purchase agreement, these redemptions will begin in March 2005 and end in December 2006 which results currently in both a short-term and long-term liability for the Company. The asset purchase agreement defines the value that Teletouch must pay to redeem these securities if they are put back to the Company. Again, under paragraph 11 of SFAS 150, we believe our classification of these securities as a liability is correct.

Form 10-Q for the quarter ended November 30, 2004

SEC Comment:

13. Refer to the second paragraph of page 25, which indicates several paging systems now operate at a loss. Tell us your consideration of whether or not related goodwill and other long-term assets are now impaired under SFAS 142 and SFAS 144.

Company Response:

The Company no longer has any intangibles related to its paging systems. In May 2001, the Company wrote off all of its intangibles (including goodwill) related to its paging business ($36.6 million) due to its future cash flow projections being diminished by the downturn in the paging industry. Therefore, SFAS 142 does not apply to the Company’s paging business unit any longer.

With regard to the fixed assets associated with loss systems, when we take systems down we salvage the assets used in those systems and redeploy them to other systems. Additionally, we assess annually the need for any impairment of our remaining long-lived assets under SFAS 144 and will recognize any impairment as it occurs.

*        *        *        *        *         *        *        *        *        *         *

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

If you should need any additional information, please call the undersigned directly at (903) 595-8808. Thank you for your attention to this matter.

Sincerely,

J. Kernan Crotty

President, COO, CFO and Director

cc: Ralph V. De Martino, Esq.

Attachment 1

Teletouch Communications, Inc.

Computation of Gain on Retirement of Securities and Debt

May 20, 2002 - Restructuring

Securities Retired by Teletouch

	Shares	Par	Per Share Carrying Value	Carrying Value @ 11/7/2002
Series A Preferred Stock	15000	0.001	2546.6677	$38,200,015.00		($1,000 liquidation value plus accrued dividends)
Series B Preferred Stock	85394	0.001	0.001	$85.39
Common Stock	295649	0.001	0.33	$97,564.17		($0.33 / share—Nov. 7, 2002 closing price)

Total Carrying Value of Securities Received				$38,297,664.56	(A)

Securities Issued by Teletouch

			Value per Fairness Opinion	Allocated to Debt Extinguishment	Allocated to Securities Retired
Series C Preferred Stock	1000000	0.001	$1,855,000.00	$742,000.00	$1,113,000.00	(B)
Common Stock Purchase Warrants	6000000		$1,345,000.00	$538,000.00	$807,000.00	(C)

Total Fair Value of Securities Issued			$3,200,000.00	$1,280,000.00	$1,920,000.00

Allocation of Market Value of Securities Issued (Series C and Warrants)

	Retirement Date	Carrying Value	% of Total
Sub-Debt (held by TLL and GM)	5/20/2002	$25,513,000.00	40%
Series A, Series B and Common Retired	11/7/2002	$38,297,664.56	60%

Total Carrying Value of Securities and Debt Retired		$63,810,664.56	100%

Computation of "Gain" on Retirement of Securities

Carrying Value of Securities Received	$38,297,664.56	(A)
Less: Allocated Fair Value of Series C Issued	$(1,113,000.00	)(B)
Less: Allocated Fair Value of Warrants Issued	$(807,000.00	)(C)

“Gain” on Transaction	$36,377,664.56